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Comdisco, Inc. and Subsidiaries                             Exhibit 11

COMPUTATION OF EARNINGS PER COMMON SHARE
(in millions except per share data)

Average shares used in computing net earnings per common and common equivalent share were as follows:

                                                  Three Months
                                                     ended
                                                  December 31
                                                  1994         1993
Average shares outstanding                          36           39

Effect of dilutive options                           1            -

   Total                                            37           39

Net earnings available
    to common stockholders                       $  23       $   21

Net earnings per common and
    common equivalent share                       $.62         $.54
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